

<u>*By Electronic Mail*</u>

February 17, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: American Century ETF Trust
        Issuer CIK: 0001710607
        Issuer File Number: 333-221045/811-23305
        Form Type: 8-A12B
        Filing Date: February 17, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- American Century Quality Convertible Securities ETF (QCON)
- American Century Quality Preferred ETF (QPFF)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst